UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

TREK RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

894275-20-9

(CUSIP Number)

Michael E. Montgomery
4925 Greenville Avenue, Suite 955
Dallas, Texas 75206
(214) 373-0318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William L. Boeing
Haynes and Boone, LLP
2505 N. Plano Road, Suite 4000
Richardson, Texas 75082
phone: (972) 680-7553
fax: (972) 692-9053

September 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:     [   ]

SCHEDULE 13D
CUSIP No. - 894275-20-9	Page 2 of 6 Pages
(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael E. Montgomery

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,852,258
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 2,852,258
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,566,544*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.3%*

(14)	TYPE OF REPORTING PERSON IN

* Includes (1) 2,097,972 shares of Common Stock owned of record by Montgomery, (2) 40,000 shares of Common Stock that may be purchased by Montgomery pursuant to employee stock options during the next 60 days, (3) 50,000 shares of Series A Preferred Stock owned by Montgomery that is convertible into 714,286 shares of Common Stock at the option of Montgomery and (4) 50,000 shares of Series A Preferred Stock owned by Faye C. Briggs, Montgomery's mother, that is convertible into 714,286 shares of Common Stock at the option of Ms. Briggs. The holdings of Ms. Briggs are included in the number of shares reported herein, as Montgomery and Ms. Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Montgomery disclaims the beneficial ownership of the shares of Series A Preferred Stock and underlying shares of Common Stock held by Ms. Briggs.

       This Amendment No. 5 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Michael E. Montgomery with the Securities and Exchange Commission ("SEC") on August 2, 2002 relating to the Common Stock of Trek Resources, Inc., as amended by Amendment No. 1 to Schedule 13D filed with the SEC on September 26, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on December 3, 2002, Amendment No. 3 to Schedule 13D filed with the SEC on December 11, 2002 and Amendment No. 4 to Schedule 13D filed with the SEC on April 1, 2003 (as amended, the "Filing"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing.

       The main purpose of this Amendment is to amend the information contained in the cover page and Items 3, 5, 6 and 7 of the Filing. Except as set forth in this Amendment, all previous Items of the Filing remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

       The source of funds used for the purchase of the 2,097,972 shares of Common Stock owned of record by Montgomery was personal funds. The aggregate amount of funds used for such purchases of Common Stock was approximately $1,117,042. The source of funds used for the purchase of the 50,000 shares of Preferred Stock owned of record by Montgomery was personal funds. The aggregate amount of funds used for such purchase of Preferred Stock was $500,000.

Item 5. Interest in Securities of the Issuer.

(a)	Number of Securities Beneficially Owned: 3,566,544 shares of Common Stock*

Percentage of Class: 71.3%*

(b)	Sole Voting Power: 2,852,258 shares of Common Stock

Shared Voting Power: 0 shares of Common Stock

Sole Dispositive Power: 2,852,258 shares of Common Stock

Shared Dispositive Power: 0 shares of Common Stock

(c)

On September 12, 2003, Montgomery purchased 35,864 shares of Common Stock at a price of approximately $0.71 per share in a private transaction. Montgomery acquired such shares of Common Stock in exchange for the cancellation of a promissory note of the seller of such shares in the principal amount of $25,104.80 (the "Seller Promissory Note") and related interest obligations in the amount of $317.77 that were payable to Montgomery. Montgomery has not engaged in any other transactions in the Common Stock since April 1, 2003, the date of his last Schedule 13D filing relating to the Common Stock.

_____________________________________

* Includes (1) 2,097,972 shares of Common Stock owned of record by Montgomery, (2) 40,000 shares of Common Stock that may be purchased by Montgomery pursuant to employee stock options during the next 60 days, (3) 50,000 shares of Series A Preferred Stock owned by Montgomery that is convertible into 714,286 shares of Common Stock at the option of Montgomery and (4) 50,000 shares of Series A Preferred Stock owned by Faye C. Briggs, Montgomery's mother, that is convertible into 714,286 shares of Common Stock at the option of Ms. Briggs. The holdings of Ms. Briggs are included in the number of shares reported herein, as Montgomery and Ms. Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Montgomery disclaims the beneficial ownership of the shares of Series A Preferred Stock and underlying shares of Common Stock held by Ms. Briggs.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On December 2, 2002, Montgomery, Trek and Briggs entered into a Stock Purchase Agreement whereby Montgomery and Briggs each purchased 50,000 shares of Preferred Stock. A copy of this Stock Purchase Agreement was included as an exhibit to Montgomery's Amendment No. 2 to Schedule 13D that was filed with the SEC on December 3, 2002.

      On December 2, 2002, Montgomery, Trek and Briggs entered into a Registration Rights Agreement whereby Trek granted Montgomery and Briggs certain rights with respect to the registration of shares of Common Stock under the Securities Act of 1933, as amended, that may be issued to Montgomery or Briggs upon conversion of, or as dividends paid upon, shares of Preferred Stock held by them. A copy of this Registration Rights Agreement was included as an exhibit to Montgomery's Amendment No. 2 to Schedule 13D that was filed with the SEC on December 3, 2002.

      On September 12, 2003, Montgomery entered into a Stock Purchase Agreement whereby Montgomery acquired 35,864 shares of Common Stock in exchange for the cancellation of the obligations due to him pursuant to the Seller Promissory Note. A copy of this Stock Purchase Agreement is included as an exhibit to this Amendment.

Item 7 Material to be Filed as Exhibits.

      Exhibit I- Stock Purchase Agreement by and among Trek Resources, Inc., Michael E. Montgomery and Faye C. Briggs, dated December 2, 2002 (previously filed as an exhibit to Montgomery's Amendment No. 2 to Schedule 13D, filed with the SEC on December 3, 2002).

      Exhibit II- Registration Rights Agreement by and among Trek Resources, Inc., Michael E. Montgomery and Faye C. Briggs, dated December 2, 2002 (previously filed as an exhibit to Montgomery's Amendment No. 2 to Schedule 13D, filed with the SEC on December 3, 2002).

      Exhibit III- Certificate of Designation for Series A Convertible Preferred Stock, dated December 2, 2002 (previously filed as an exhibit to Montgomery's Amendment No. 2 to Schedule 13D, filed with the SEC on December 3, 2002).

Exhibit IV- Stock Purchase Agreement by and among Hydeman Family Partners Ltd., Robert B. Hydeman and Michael E. Montgomery, dated September 12, 2003 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael E. Montgomery
Michael E. Montgomery
Date: September 15, 2003